Exhibit 99.3

This press release is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Hong Kong or Japan.

This announcement is not a prospectus and is not an offer to sell or a solicitation of any offer to buy any securities in the United States or in any other jurisdiction

LBi announces publication of Prospectus and terms of EUR 10

million Rights Offering

1 for 6 rights offering for LBi shareholders

rights issue underwritten

irrevocable undertakings of 48.4% of existing LBi shareholders prospectus available as of today

23 July 2010 - LBI International AB (“LBi”), the largest European marketing and technology agency, today announces the launch of a 1 for 6 rights offering of 10,337,212 new ordinary shares (“New Shares”) in LBi International N.V. (“New LBi”) following the merger with Obtineo Netherlands Holding N.V. (“Obtineo”) at an issue price of EUR 1.00 per share. The offer is made through the grant of transferable subscription rights (“SETs”) to holders of ordinary shares in LBi pro rata to their shareholdings, subject to applicable securities laws and under the terms and conditions set out in the Prospectus as published and available as of today.

As earlier announced, the rights offering follows the merger of LBi with Obtineo and the new listing on NYSE Euronext Amsterdam of the combined entity, which will be renamed LBi International N.V. The listing of New LBi is expected to take place on 5 August 2010. The record date for the rights offering (the “Record Date”) is set at 9 August 2010 (17:40 CET), trading of the SETs on NYSE Euronext Amsterdam will start on 11 August 2010.

New LBi will raise approximately EUR 10 million (before expenses and applicable taxes) in the rights offering, which is underwritten up to EUR 10 million. The issue price of EUR1.00 per share (the “Offer Price”) has been determined by reference of the quoted share price of LBi and the enterprise value of LBi and Obtineo, which includes bigmouthmedia. The underwriters have received irrevocable undertakings from shareholders representing 48.4% of the total issued shares of LBi.

Existing Obtineo shareholders will not participate in the rights offering, unless and to the extent they hold shares in LBi at the time of the merger becoming effective (expected on 29 July 2010). The rights offering hence provides existing LBi shareholders the opportunity to invest in New LBi at a discount to the combined equity value. The net cash proceeds of the rights offering will be applied to finance new acquisitions in the key markets where the Group intends to grow, amongst which are Asia, the Middle-East and the USA, and will be used for working capital purposes.

The total number of ordinary shares outstanding of the New LBi on NYSE Euronext Amsterdam at the time the New Shares being admitted to trading (expected on 7 September 2010) will be 130,215,208.

Details of the Listing and Delisting

Before the merger between Obtineo and LBi can be executed, LBi will be delisted from NASDAQ OMX Stockholm and NYSE Euronext Amsterdam with last trading day on 26 July 2010. From 27 July up to and including 4 August 2010 shares in LBi cannot be traded.

Existing LBi shareholders will automatically receive shares in LBi International N.V. on 3 August 2010 (ISIN code NL0009508720). The new shares in LBi International N.V. will initially be settled via Euroclear Sweden AB. In order to trade the shares in LBi International N.V. on NYSE Euronext Amsterdam, the shares must first be converted into Euroclear Nederland registered shares. Euroclear Netherlands will automatically execute this conversion for admitted institutions that currently hold LBi shares with Euroclear Netherlands after delivery of the LBi International N.V. shares. For nominee-registered shareholders in LBi, the nominee may also execute such conversion automatically and without any further actions to be taken by the shareholders. Contact your nominee/account operator if you have any questions regarding the conversion of shares into the system operated by Euroclear Netherlands.

Details of the Rights Offering

Holders of Shares registered with Euroclear Netherlands

SETs

LBi shareholders as of the record date, which has been set at 9 August 2010 (17:40 CET) are being granted SETs (ISIN code NL0009508738) that entitle such shareholders to subscribe for New Shares at the Offer Price , subject to certain exceptions and applicable securities laws. Each Share that an LBi Shareholder holds immediately at 17:40 (CET) on the Record Date will entitle it to one SET.

Each LBi shareholder as of the Record Date or a subsequent transferee of SETs will be entitled to subscribe for one New Share for every 6 SETs held, subject to applicable securities laws. SETs can only be exercised in multiples of 6. No fractional New Shares will be issued.

Trading of SETs

Trading in the SETs on NYSE Euronext Amsterdam is expected to commence at 09:00 (CET) on 11 August 2010 and will continue until 13:00 (CET) on 1 September 2010, barring unforeseen circumstances. The SETs will be admitted to trading under the symbol “LBIRR”. The transfer of SETs will take place through the book-entry systems of Euroclear Netherlands.

To enable trading in the SETs, the admitted institution or nominee through which shareholders hold their Shares should transfer their Shares from Euroclear Sweden to Euroclear Netherlands. Shares which are not transferred prior to the Record Date will receive SETs that are registered with Euroclear Sweden. The SETs registered with Euroclear Sweden are not eligible for trading on NYSE Euronext Amsterdam.

Exercise Period

Any LBi Shareholder and any subsequent transferee of SETs may subscribe for New Shares by exercising its SETs from 09:00 (CET) on 11 August 2010 up to 15:00 (CET) on 1 September 2010. The last date and/or time before which notification of exercise instructions may be validly given may be earlier, depending on the financial institution through which the SETs are held.

Holders of Shares registered with Euroclear Sweden and not eligible for trading on Euronext Amsterdam

SETs

LBi shareholders whose Shares are registered with Euroclear Sweden as of the Record Date are being granted SETs (Sw. teckningsrätter) registered with Euroclear Sweden that entitle such shareholders to subscribe for New Shares at the Offer Price Each Share that an LBi Shareholder holds immediately at 17:40 (CET) on the Record Date will entitle it to one SET.

Each LBi shareholder as of the Record Date or a subsequent transferee of SETs will be entitled to subscribe for one New Share for every 6 SETs held, subject to applicable securities laws. SETs can only be exercised in multiples of 6. No fractional New Shares will be issued.

Trading in SETs

There will be no listing of SETs registered with Euroclear Sweden. The ISIN code for the SETs registered with Euroclear Sweden is SE-0003456177. The SETs registered with Euroclear Sweden are not convertible to SETs which are registered with Euroclear Netherlands.

Subscription by exercise of SETs

Subscription for New Shares by exercise of SETs registered with Euroclear Sweden may be made during the period from 11 August 2010 9:00 CET to and including 24 August 2010, 15:00 CET. At the end of this exercise period, unexercised SETs will expire and will be removed from the holder’s VP account (or alternatively, service account or capital markets account) without any notification from Euroclear Sweden.

Subscription by directly registered shareholders

Subscription for New Shares by exercise of SETs will be made by way of submitting the special application form named “Application form for subscription with preferential right regarding shares registered with Euroclear Sweden” to Mangold Fondkommission AB (the Issue Agent) (at the address stated below) together with simultaneous payment in accordance with the instructions below. Payment for the subscribed New Shares shall be made in EUR simultaneously when sending in the application form.

Subscription Agent/Issuing Agent

SNS Securities N.V. will act as Subscription Agent for the subscription rights settled by Euroclear Nederland. Mangold Fondkommission AB has been appointed as Issuing Agent to handle the subscription applications submitted by shareholders holding subscription rights which are subject to settlement within the VPC system of Euroclear Sweden.

Timetables of (de-)listing and subsequent Rights Offering

Important dates concerning the listing and delisting

Event	Time (CET)	Date
Last day of trading of shares in LBi on Nasdaq OMX Stockholm and NYSE Euronext Amsterdam		26 July 2010
Completion of the Merger (Effective Date)		29 July 2010
Delivery of Shares to LBi Shareholders pursuant to the Merger (to the accounts of Euroclear Netherlands)	09:00	3 August 2010
Delivery of Shares to LBi Shareholders pursuant to the Merger (to the accounts of Euroclear Sweden)	09:00	3 August 2010
Start of trading of Shares (Listing)	09:00	5 August 2010

Important dates concerning the rights issue for holders of shares registered with Euroclear Netherlands

Event	Time (CET)	Date
The Record Date	17:40	9 August 2010
Distribution of the SETs to the accounts of Euroclear Netherlands	9:00	11 August 2010
Start of trading of SETs	9:00	11 August 2010
Start of Exercise Period	9:00	11 August 2010
End of trading of SETs	13:00	1 September 2010
End of Exercise Period	15:00	1 September 2010
Delivery of New Shares to the accounts of Euroclear Netherlands (Closing Date)	9:00	7 September 2010
Start of trading of New Shares	9:00	7 September 2010

Important dates concerning the rights issue for registered shareholders via the VPC system of Euroclear Sweden

Event	Time (CET)	Date
The Record Date	17:40	9 August 2010
Distribution of the SETs to the accounts of Euroclear Sweden	9:00	11 August 2010
Start of Exercise Period	9:00	11 August 2010
End of Exercise Period of SETs	15:00	24 August 2010
Delivery of New Shares to the accounts of Euroclear Sweden (Closing Date)	9:00	7 September 2010

Further instructions to shareholders

For further instructions to shareholders regarding the subscription and exercise of rights is referred to the Prospectus available as of today via www.lbi.com. In the Prospectus a clear distinction is made between (1) instructions to holders of Shares registered with Euroclear Netherlands and traded on NYSE Euronext Amsterdam and (2) instructions to holders of Shares registered with Euroclear Sweden and not eligible for trading on NYSE Euronext Amsterdam.

Shareholders having any questions in relation to the admission to listing on NYSE Euronext Amsterdam or the Rights Offering are recommended to contact their bank or stockbroker.

Availability of Prospectus

The Prospectus regarding admission to listing and the Rights Offering is available today on www.lbi.com. The printed document may be ordered by e-mail at annemarie.debont@lbi.com or tel. +31 20 460 4500.

Enquiries

LBi	Chairman CEO	Fred Mulder Luke Taylor	+31 20 460 29 86 +44 20 70 63 64 65
Citigate First Financial		Jacqueline Lenterman	+31 20 575 40 22

Notes to Editors

The information contained in this press release is such that LBi is obligated to publish in accordance with the Securities Markets Act and the Financial Instruments Trading Act. The information was submitted for publication on 23 July at 11.00 CET.

IMPORTANT NOTICE

The LBi shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved of the LBi shares or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence in the United States. The LBi shares will be offered to holders resident in the United States only pursuant to an exemption from the registration requirements of the Securities Act. The LBi shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

This merger and the rights issue relates to securities of a Dutch and a Swedish company. The merger and the rights issue are subject to disclosure requirements of the Kingdom of Sweden and the Netherlands which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Swedish and Dutch standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.